Dreyfus Premier Value Fund

SEMIANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Value Fund, covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Brian Ferguson, Chairman of The Boston Company Asset Management Large Cap Value Team.

The six-month reporting period produced mixed results for U.S. stocks across most market-capitalization ranges. After rallying strongly in the weeks after the November 2004 presidential election, equities gave back most of their gains as rising energy prices and higher interest rates took their toll on investor sentiment during the first few months of 2005.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by higher interest rates and slowing corporate profit growth. In this current market environment, we believe it is important to maintain a long-term investment perspective, and your financial advisor can help you decide what adjustments, if any, you should make to your investment portfolio.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Chairman, The Boston Company Asset Management Large Cap Value Team

How did Dreyfus Premier Value Fund perform relative to its benchmark?

For the six-month period ended April 30, 2005, the fund's Class A shares produced a total return of 4.34%, Class B shares produced a total return of 3.89%, Class C shares produced a total return of 3.87%, Class R shares produced a total return of 4.40% and Class T shares produced a total return of 4.02%.[1] This compares with the performance of the fund's benchmark, the Russell 1000 Value Index (the "Index"), which produced a total return of 6.72% for the same period.[2]

We attribute the fund's and the market's performance to a rally during the final weeks of 2004, which was partly offset by renewed market weakness in 2005 as concerns mounted regarding the potential effects of higher interest rates and energy prices on the economy. The fund produced lower returns than the Index, primarily due to its relatively light exposure to energy stocks.

What is the fund's investment approach?

The fund seeks capital growth. To pursue this goal, it invests at least 80% of its assets in stocks. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings. The fund expects to invest mainly in the stocks of U.S. issuers, but may invest up to 30% of its assets in foreign stocks.

In choosing stocks, the fund employs a "bottom-up" approach, primarily focusing on large companies with strong positions in their industries and a catalyst that can trigger a price increase (such as corporate restructuring or change in management). The portfolio manager uses fundamental analysis to create a broadly diversified portfolio, normally with a weighted average p/e ratio less than or equal to that of the S&P 500 Index and a long-term projected earnings growth rate greater than or equal to that of the S&P 500 Index. The manager selects stocks based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings or cash flow; and
- *financial profile,* which measures the financial health of the company.

The fund typically sells a security when the portfolio manager believes that there has been a negative change in the fundamental factors surrounding the company, the company has been fully valued, the company has lost favor in the current market or economic environment, or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing stronger due to improved consumer confidence, low interest rates and encouraging employment statistics. These factors helped fuel a stock market rally during the first half of the reporting period. By February 2005, however, the economy appeared to hit a "soft patch," and investors became concerned that rising short-term interest rates and higher energy prices might begin to constrain economic growth.

In this changing environment, only the technology and materials sectors posted positive absolute returns for the fund. Within the technology sector, warehousing solutions provider NCR Corporation provided the single largest contribution to the fund's performance. The stock performed well in anticipation of a new check-clearing technology called "Check 21." SunGard Data Systems, a financial services transactions and data storage company, gained value after the company was acquired. We subsequently sold the stock to lock in gains.

Within the materials area, the fund's holdings of chemical companies benefited from rising demand for ethylene, a plastic used in food packaging, PVC for pipes, anti-freeze and soft drink bottles. We sold these stocks when they reached our price target and, in our judgment, became fully valued.

However, strong results in these areas were offset by weakness in others, most notably the energy sector. Although many energy companies benefited from rising oil and gas prices, their stocks had reached price levels that we considered expensive, preventing them from meeting our value-oriented investment criteria. The fund's relatively light exposure to stocks such as integrated energy giant ExxonMobil, which is the largest single component of the Index, hurt its relative performance. Similarly, the fund's lack of exposure to General Electric in the industrials sector detracted from its returns compared to the Index.

What is the fund's current strategy?

Because we assumed management responsibility for the fund just before the reporting period began, we have continued to adjust its composition gradually to reflect the results of our bottom-up, value-oriented research process. As of the end of the reporting period, we have found a relatively large number of opportunities among technology and health care stocks and fewer in the energy and materials areas. Otherwise, the fund's sector weightings generally have remained in line with those of the Index.

May 16, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Value Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.28	$ 10.67	$ 10.77	$ 5.63	$ 9.31
Ending value (after expenses)	$1,043.40	$1,038.90	$1,038.70	$1,044.00	$1,040.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.21	$ 10.54	$ 10.64	$ 5.56	$ 9.20
Ending value (after expenses)	$1,018.65	$1,014.33	$1,014.23	$1,019.29	$1,015.67

† *Expenses are equal to the fund's annualized expense ratio of 1.24% for Class A, 2.11% for Class B, 2.13% for Class C, 1.11% for Class R and 1.84% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Common Stocks—97.0%	Shares	Value ($)
Banking—10.0%		
Bank of America	71,508	3,220,720
J.P. Morgan Chase & Co.	98,072	3,480,575
PHH	690 a	15,422
PNC Financial Services Group	20,800	1,107,184
Wachovia	33,100	1,694,058
Wells Fargo	41,300	2,475,522
		11,993,481
Basic Industries—1.8%		
Air Products & Chemicals	9,700	569,681
Bowater	13,600	441,864
Owens-Illinois	22,200 a	544,344
Walter Industries	17,700	607,110
		2,162,999
Beverages & Tobacco—2.6%		
Altria Group	48,100	**3,126,019**
Capital Goods—10.7%		
Agilent Technologies	14,600 a	302,950
Avery Dennison	10,300	539,205
Emerson Electric	28,400	1,779,828
Fluor	7,100	366,076
Navistar International	36,900 a	1,089,657
NCR	129,200 a	4,263,600
Shaw Group	51,700 a	934,219
Tyco International	21,200	663,772
United Technologies	28,900	2,939,708
		12,879,015
Consumer Non-Durables—5.8%		
Campbell Soup	21,800	648,332
Colgate-Palmolive	47,500	2,365,025
Del Monte Foods	135,700 a	1,415,351
Jones Apparel Group	11,500	350,175
Newell Rubbermaid	28,100	610,613
NIKE, Cl. B	14,000	1,075,340
Polo Ralph Lauren	13,400	470,340
		6,935,176

Common Stocks (continued)	Shares	Value ($)
Consumer Services–9.9%		
Abercrombie & Fitch, Cl. A	10,800	582,660
Advance Auto Parts	11,600 a	618,860
ARAMARK, Cl. B	23,100	566,181
Brinker International	16,500 a	557,700
Cendant	13,100	260,821
Clear Channel Communications	72,900	2,328,426
DST Systems	7,300 a	331,420
Entercom Communications	17,800 a	573,694
Liberty Media International, Cl. A	11,400 a	472,758
Liberty Media	66,900 a	671,676
McDonald's	39,800	1,166,538
Omnicom Group	19,500	1,616,550
Safeway	41,200 a	877,148
Talbots	24,600	628,530
Viacom, Cl. B	21,100	730,482
		11,983,444
Energy–11.1%		
BP, ADR	18,800	1,144,920
ChevronTexaco	69,800	3,629,600
ConocoPhillips	17,400	1,824,390
Cooper Cameron	17,000 a	933,980
Exxon Mobil	83,060	4,736,912
Kerr-McGee	14,000	1,086,400
		13,356,202
Financial Services–22.0%		
Alliance Capital Management Holding	32,800	1,474,032
American Express	11,300	595,510
American International Group	28,927	1,470,938
AmeriCredit	26,200 a	613,080
Chubb	31,600	2,584,248
Citigroup	96,101	4,512,903
Countrywide Financial	20,998	759,918
Federal Home Loan Mortgage	29,100	1,790,232
Federal National Mortgage Association	23,500	1,267,825
Genworth Financial, Cl. A	96,100	2,685,995
Goldman Sachs Group	11,100	1,185,369
Janus Capital Group	33,900	440,361

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Merrill Lynch	40,100	2,162,593
Morgan Stanley	20,900	1,099,758
PMI Group	46,800	1,645,488
Radian Group	19,000	844,170
SunTrust Banks	17,700	1,289,091
		26,421,511
Health Care—5.5%		
Boston Scientific	47,400 [a]	1,402,092
IVAX	53,450 [a]	1,010,205
Medco Health Solutions	35,000 [a]	1,783,950
PerkinElmer	67,600	1,250,600
Schering-Plough	20,100	419,487
Universal Health Services, Cl. B	14,300	811,382
		6,677,716
Insurance—1.6%		
Endurance Specialty Holdings	31,200	1,129,440
Reinsurance Group of America	17,300	773,656
		1,903,096
Merchandising—.4%		
Foot Locker	18,700	**498,542**
Technology—5.5%		
Agere Systems, Cl. A	460,600 [a]	538,902
Automatic Data Processing	24,800	1,077,312
Ceridian	24,200 [a]	408,254
Fairchild Semiconductor, Cl. A	35,500 [a]	477,475
Fiserv	26,800 [a]	1,133,640
International Business Machines	13,400	1,023,492
Microsoft	50,800	1,285,240
Scientific-Atlanta	8,100	247,698
Solectron	116,200 [a]	383,460
		6,575,473
Telecommunications—.8%		
Sprint (FON Group)	44,500	**990,570**
Transportation—.8%		
CSX	9,200	369,196
Union Pacific	9,600	613,728
		982,924

Common Stocks (continued)	Shares	Value ($)
Utilities–8.5%		
ALLTEL	27,400	1,560,704
Constellation Energy Group	11,500	604,440
Edison International	16,600	602,580
Entergy	17,500	1,282,750
Exelon	37,300	1,846,350
NRG Energy	22,400 [a]	696,640
PG&E	38,400	1,333,247
SBC Communications	99,100	2,358,580
		10,285,291
Total Common Stocks (cost $103,249,862)		**116,771,459**

Short-Term Investments–1.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.56%, 5/12/2005	55,000	54,960
2.57%, 5/19/2005	1,832,000	1,829,747
Total Short-Term Investments (cost $1,884,598)		**1,884,707**

Total Investments (cost $105,134,460)	**98.6%**	**118,656,166**
Cash and Receivables (Net)	**1.4%**	**1,658,425**
Net Assets	**100.0%**	**120,314,591**

ADR—American Depository Receipts.
[a] *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial Services	22.0	Consumer Non-Durables	5.8
Energy	11.1	Health Care	5.5
Capital Goods	10.7	Technology	5.5
Banking	10.0	Other	9.6
Consumer Services	9.9		
Utilities	8.5		**98.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	105,134,460	118,656,166
Cash		36,257
Receivable for investment securities sold		3,461,576
Dividends receivable		98,108
Receivable for shares of Beneficial Interest subscribed		4,531
Prepaid expenses		28,954
		122,285,592
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		123,515
Payable for investment securities purchased		1,731,091
Payable for shares of Beneficial Interest redeemed		61,242
Accrued expenses		55,153
		1,971,001
Net Assets ($)		**120,314,591**
Composition of Net Assets ($):		
Paid-in capital		93,295,623
Accumulated undistributed investment income–net		476,956
Accumulated net realized gain (loss) on investments		13,020,306
Accumulated net unrealized appreciation (depreciation) on investments		13,521,706
Net Assets ($)		**120,314,591**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	112,785,014	6,343,566	1,037,973	30,274	117,764
Shares Outstanding	5,813,981	344,079	57,096	1,599	6,225
Net Asset Value Per Share ($)	**19.40**	**18.44**	**18.18**	**18.93**	**18.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	1,296,194
Interest	7,799
Income on securities lending	5,340
Total Income	**1,309,333**
Expenses:	
Management fee—Note 3(a)	475,398
Shareholder servicing costs—Note 3(c)	234,972
Distribution fees—Note 3(b)	31,129
Registration fees	23,264
Professional fees	20,050
Trustees' fees and expenses—Note 3(d)	11,707
Custodian fees—Note 3(c)	11,451
Prospectus and shareholders' reports	8,843
Interest expense—Note 2	1,117
Loan commitment fees—Note 2	887
Miscellaneous	2,793
Total Expenses	**821,611**
Investment Income—Net	**487,722**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	16,024,415
Net realized gain (loss) on financial futures	14,366
Net Realized Gain (Loss)	**16,038,781**
Net unrealized appreciation (depreciation) on investments [including ($10,313) net unrealized (depreciation) on financial futures]	(10,725,751)
Net Realized and Unrealized Gain (Loss) on Investments	**5,313,030**
Net Increase in Net Assets Resulting from Operations	**5,800,752**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income–net	487,722	1,040,893
Net realized gain (loss) on investments	16,038,781	7,436,787
Net unrealized appreciation (depreciation) on investments	(10,725,751)	5,432,068
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,800,752**	**13,909,748**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,034,886)	(810,983)
Class C shares	(483)	–
Class R shares	(234)	(95)
Class T shares	(603)	–
Total Dividends	**(1,036,206)**	**(811,078)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,930,711	6,040,481
Class B shares	446,469	1,174,281
Class C shares	51,111	245,911
Class R shares	4,675	7,334
Class T shares	27,681	72,875
Dividends reinvested:		
Class A shares	938,531	748,775
Class C shares	242	–
Class R shares	227	91
Class T shares	592	–
Cost of shares redeemed:		
Class A shares	(12,778,533)	(16,486,755)
Class B shares	(1,770,203)	(3,256,142)
Class C shares	(302,022)	(219,183)
Class R shares	(10)	(25)
Class T shares	(78,808)	(6,147)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,529,337)**	**(11,678,504)**
Total Increase (Decrease) in Net Assets	**(6,764,791)**	**1,420,166**
Net Assets ($):		
Beginning of Period	127,079,382	125,659,216
End of Period	**120,314,591**	**127,079,382**
Undistributed investment income–net	476,956	1,025,440

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	96,537	331,665
Shares issued for dividends reinvested	47,281	42,137
Shares redeemed	(638,908)	(904,803)
Net Increase (Decrease) in Shares Outstanding	**(495,090)**	**(531,001)**
Class B[a]		
Shares sold	23,539	68,340
Shares redeemed	(93,893)	(188,678)
Net Increase (Decrease) in Shares Outstanding	**(70,354)**	**(120,338)**
Class C		
Shares sold	2,733	14,388
Shares issued for dividends reinvested	13	–
Shares redeemed	(16,318)	(12,846)
Net Increase (Decrease) in Shares Outstanding	**(13,572)**	**1,542**
Class R		
Shares sold	241	412
Shares issued for dividends reinvested	12	5
Shares redeemed	(1)	(1)
Net Increase (Decrease) in Shares Outstanding	**252**	**416**
Class T		
Shares sold	1,486	4,016
Shares issued for dividends reinvested	31	–
Shares redeemed	(4,116)	(348)
Net Increase (Decrease) in Shares Outstanding	**(2,599)**	**3,668**

[a] *During the period ended April 30, 2005, 23,956 Class B shares representing $452,956 were automatically converted to 22,788 Class A shares and during the period ended October 31, 2004, 65,053 Class B shares representing $1,120,787 were automatically converted to 61,832 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	18.75	16.94	14.59	17.22	21.85	22.00
Investment Operations:						
Investment income−net[a]	.08	.16	.12	.12	.13	.10
Net realized and unrealized gain (loss) on investments	.74	1.77	2.35	(1.83)	(3.08)	1.74
Total from Investment Operations	.82	1.93	2.47	(1.71)	(2.95)	1.84
Distributions:						
Dividends from investment income−net	(.17)	(.12)	(.12)	(.13)	(.11)	(.11)
Dividends from net realized gain on investments	−	−	−	(.79)	(1.57)	(1.88)
Total Distributions	(.17)	(.12)	(.12)	(.92)	(1.68)	(1.99)
Net asset value, end of period	19.40	18.75	16.94	14.59	17.22	21.85
Total Return (%)[b]	4.34[c]	11.43	17.04	(10.74)	(14.32)	9.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[c]	1.26	1.26	1.28	1.20	1.20
Ratio of net expenses to average net assets	.61[c]	1.26	1.26	1.28	1.20	1.20
Ratio of net investment income to average net assets	.41[c]	.87	.76	.69	.66	.50
Portfolio Turnover Rate	100.41[c]	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	112,785	118,301	115,872	107,217	132,810	164,534

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	17.75	16.06	13.84	16.40	20.93	21.21
Investment Operations:						
Investment income (loss)−net [a]	(.00)[b]	.00[b]	(.01)	(.02)	(.03)	(.04)
Net realized and unrealized gain (loss) on investments	.69	1.69	2.23	(1.75)	(2.93)	1.64
Total from Investment Operations	.69	1.69	2.22	(1.77)	(2.96)	1.60
Distributions:						
Dividends from investment income−net	–	–	–	(.00)[b]	–	–
Dividends from net realized gain on investments	–	–	–	(.79)	(1.57)	(1.88)
Total Distributions	–	–	–	(.79)	(1.57)	(1.88)
Net asset value, end of period	18.44	17.75	16.06	13.84	16.40	20.93
Total Return (%) [c]	3.89[d]	10.52	16.04	(11.48)	(15.02)	8.12
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05[d]	2.12	2.12	2.10	2.02	1.99
Ratio of net expenses to average net assets	1.05[d]	2.12	2.12	2.10	2.02	1.99
Ratio of net investment income (loss) to average net assets	(.02)[d]	.01	(.10)	(.13)	(.16)	(.23)
Portfolio Turnover Rate	100.41[d]	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	6,344	7,355	8,591	8,801	10,575	11,936

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2005 (Unaudited)	2004	2003	2002	2001	2000
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	17.51	15.85	13.68	16.22	20.75	21.06
Investment Operations:						
Investment (loss)–net [a]	(.00)[b]	(.00)[b]	(.02)	(.02)	(.04)	(.11)
Net realized and unrealized gain (loss) on investments	.68	1.66	2.20	(1.72)	(2.89)	1.68
Total from Investment Operations	.68	1.66	2.18	(1.74)	(2.93)	1.57
Distributions:						
Dividends from investment income–net	(.01)	–	(.01)	(.01)	(.03)	–
Dividends from net realized gain on investments	–	–	–	(.79)	(1.57)	(1.88)
Total Distributions	(.01)	–	(.01)	(.80)	(1.60)	(1.88)
Net asset value, end of period	18.18	17.51	15.85	13.68	16.22	20.75
Total Return (%)[c]	3.87[d]	10.47	15.95	(11.48)	(14.99)	8.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05[d]	2.13	2.16	2.11	2.04	2.03
Ratio of net expenses to average net assets	1.05[d]	2.13	2.16	2.11	2.04	2.03
Ratio of net investment (loss) to average net assets	(.02)[d]	(.00)[e]	(.13)	(.15)	(.20)	(.59)
Portfolio Turnover Rate	100.41[d]	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	1,038	1,237	1,096	1,185	1,243	714

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Amount represents less than .01%.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	18.29	16.53	14.26	16.78	21.55	21.70
Investment Operations:						
Investment income (loss)–net [a]	.09	.13	.06	.07	(.05)	.05
Net realized and unrealized gain (loss) on investments	.72	1.73	2.30	(1.80)	(3.01)	1.75
Total from Investment Operations	.81	1.86	2.36	(1.73)	(3.06)	1.80
Distributions:						
Dividends from investment income–net	(.17)	(.10)	(.09)	–	(.14)	(.07)
Dividends from net realized gain on investments	–	–	–	(.79)	(1.57)	(1.88)
Total Distributions	(.17)	(.10)	(.09)	(.79)	(1.71)	(1.95)
Net asset value, end of period	18.93	18.29	16.53	14.26	16.78	21.55
Total Return (%)	4.40[b]	11.26	16.64	(10.97)	(15.15)	8.97
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[b]	1.40	1.59	1.56	2.13	1.37
Ratio of net expenses to average net assets	.55[b]	1.40	1.59	1.56	2.13	1.37
Ratio of net investment income (loss) to average net assets	.45[b]	.74	.42	.41	(.27)	.26
Portfolio Turnover Rate	100.41[b]	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	30	25	15	7	7	6

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	18.27	16.51	14.32	17.05	21.77	19.15
Investment Operations:						
Investment income (loss)–net[b]	.03	.03	(.07)	(.07)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	.71	1.73	2.28	(1.79)	(3.08)	2.64
Total from Investment Operations	.74	1.76	2.21	(1.86)	(3.10)	2.62
Distributions:						
Dividends from investment income–net	(.09)	–	(.02)	(.08)	(.05)	–
Dividends from net realized gain on investments	–	–	–	(.79)	(1.57)	–
Total Distributions	(.09)	–	(.02)	(.87)	(1.62)	–
Net asset value, end of period	18.92	18.27	16.51	14.32	17.05	21.77
Total Return (%)[c]	4.02[d]	10.66	15.45	(11.69)	(15.08)	13.68[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[d]	1.95	2.48	2.38	1.92	1.17[d]
Ratio of net expenses to average net assets	.91[d]	1.95	2.48	2.38	1.92	1.17[d]
Ratio of net investment income (loss) to average net assets	.16[d]	.19	(.48)	(.41)	(.11)	(.09)[d]
Portfolio Turnover Rate	100.41[d]	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	118	161	85	44	21	1

[a] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Value Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investment in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated " in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,795,140 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 was as follows: ordinary income $811,078. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2005 was approximately $89,000, with a related weighted average annualized interest rate of 2.50%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $17,121 from commissions earned on sales of the fund's Class A shares, respectively, and $15,724 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2005, Class B, Class C and Class T shares were charged $26,614, $4,342 and $173, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B, Class C and Class T shares were charged $147,939, $8,871, $1,448 and $173, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $45,287 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2005, the fund was charged $11,451 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $75,432, Rule 12b-1 distribution plan fees $4,713, shareholder services plan fees $25,138, custodian fees $4,672 and transfer agency per account fees $13,560.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2005, amounted to $125,856,942 and $136,993,535, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2005, there were no financial futures contracts outstanding.

At April 30, 2005, accumulated net unrealized appreciation on investments was $13,521,706, consisting of $17,207,550 gross unrealized appreciation and $3,685,844 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and

alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on February 10, 2005, the Board considered the re-approval of the fund's Management Agreement for the remainder of its effective term (through September 11, 2005), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Directors")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within Dreyfus. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant

emphasis on comparisons to a group of comparable funds and Lipper averages. The Board reviewed the fund's performance, management fee, and total expense ratio within this comparison group and against the fund's Lipper category average, and discussed the results of the comparisons. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members noted that the fund's total return was below the fund's comparison group averages, but higher than the fund's Lipper category averages for the one- and three-year periods, and that the fund's total return ranked in the second quartile for these time periods. The Board members also reviewed the fund's total return performance since the appointment of a portfolio management team (the "Large Cap Value Team") in October 2004, noting the fund's first quartile Lipper ranking for total return for the three-month period, as well as the fund's improved comparison group ranking for the one-year period. The Board members also discussed the fund's management fee and expense ratio, noting that the fund's expense ratio was lower than the comparison group average and the Lipper category average. They also reviewed the range of management fees in the comparison group, noting that the fund's management fee was the same as or lower than a majority of the funds in the comparison group.

The Board members also reviewed the fees paid to the Manager or its affiliates by mutual funds managed by Dreyfus or its affiliates (the "Similar Funds"). These comparison groups compared the management fee and total expense ratios of such funds, and were composed exclusively of investment companies affiliated with Dreyfus that were reported in the same Lipper category as the fund. They also reviewed the fees paid by institutional separate accounts managed by the Large Cap Value Team (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") with similar investment objectives and policies as the fund for The Boston Company Asset Management, an affiliate of the Manager. The Manager's representatives explained the nature of each Similar Account and the differences, from Dreyfus's perspective, in management of such Similar Accounts as compared to management of the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance and the services provided. It was noted that the Similar Funds had the same management fee (except for one fund, which had a higher management fee) as the management fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. A discussion ensued and the Board acknowledged that differences in fees paid by the Separate Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the recent decline in assets and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted Dreyfus's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by Dreyfus, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels rendered.

At the conclusion of these discussions, each of the Independent Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by Dreyfus are adequate and appropriate.

- The Board was satisfied with the fund's overall performance, noting in particular the improved performance of the fund under the management of the Large Cap Value Team.

- The Board concluded that the fund's fee paid to Dreyfus was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0037SA0405

Dreyfus Premier International Opportunities Fund

SEMIANNUAL REPORT April 30, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier International Opportunities Fund, covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

The six-month reporting period produced mixed results for most international stock markets. After rallying strongly when the global economy expanded and geopolitical concerns eased in the final weeks of 2004, equities gave back some of their gains during the first few months of 2005 as rising energy prices and currency fluctuations took their toll on investor sentiment in most markets.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle in the United States. However, your financial advisor can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier International Opportunities Fund perform relative to its benchmark?

For the six-month period ended April 30, 2005, the fund produced total returns of 7.35% for Class A shares, 6.87% for Class B shares, 6.88% for Class C shares, 7.44% for Class R shares and 7.00% for Class T shares.[1] This compares with a 9.14% return for the fund's current benchmark, the Morgan Stanley Capital International All Country World ex United States Index (the "Index"), for the same period.[2]

We attribute the fund and market's overall performance to an expanding global economy, which helped spark a rally in international markets during the first half of the reporting period. The fund's returns modestly trailed its benchmark, primarily due to the fund's limited exposure to some of the Index's better-performing stocks.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in equity securities of companies located throughout the world, including emerging market countries. At least 80% of the fund's assets will be invested in stocks. The fund normally can be expected to invest up to 35% of its total assets in the stocks of emerging market companies.

The fund's investment approach is value-oriented, research driven and risk averse. In selecting stocks, we seek to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: value, business health and business momentum.

The fund employs strict risk control guidelines with respect to portfolio, country and sector diversification. Under normal market conditions:

• no single issue, at the time of purchase, will account for more than 5% of the portfolio or 5% of the outstanding common stock of the issuer;

- the fund will be invested in at least 12 to 15 countries, and country weightings will deviate from the weightings of the fund's benchmark index only within specific percentage ranges established by the portfolio managers; and

- the weighting in any one sector will be no more than the greater of 10 percentage points above the weighting of that sector in the benchmark, or 30% of the portfolio.

What other factors influenced the fund's performance?

Most international stock markets were in the midst of a rally when the reporting period began. Many companies throughout the world benefited at the time from an expanding global economy. U.S. consumer spending was strong, and demand rose for energy and industrial commodities from around the world.

During the first quarter of 2005, however, higher energy prices, mounting inflationary pressures, higher interest rates in many nations, and a relatively weak U.S. dollar caused investors to worry that global economic growth might slow. As a result, by the end of the reporting period, international equities had given back some of their previous gains.

In this changing environment, we focused on companies that, in our judgment, enjoyed strong underlying business fundamentals and were selling at reasonable valuations. Unfortunately, some of the Index's stronger-performing stocks failed to meet these criteria. For example, in Australia, where stocks fared relatively well, the fund lacked exposure to metal producers, which we regarded as too richly valued. However, the fund owned shares of another mining company, U.K.-based Anglo American, which we believed was more attractively priced. While most metal stocks gained value during the reporting period, the Australian-based companies produced higher returns.

In addition, the fund's holdings in India declined due to tariff changes in the telecom industry. Limited exposure to Japanese banks and higher weight in electronic components also hurt the fund's returns compared to the benchmark.

On the other hand, the fund received positive contributions from other areas. In Canada, the fund scored success with Canadian Pacific Railway and Sobeys, the country's largest grocery chain. In the U.K., the fund's investment in GlaxoSmithKline flourished as the stock rose on strong sales of depression medication Wellbutrin XL. Other winners during the reporting period included France's Sanofi-Aventis and Korea Electric Power Corporation (KEPCO).

What is the fund's current strategy?

As of the end of the reporting period, we believe that recent volatility in international markets has created a number of attractively valued investment opportunities. For example, we recently established positions in two U.K. companies: BP, one of the world's largest integrated oil companies, and HSBC Holdings, the global commercial banking firm. Conversely, we have trimmed our holdings in Swiss banking firm Julius Baer. In addition, we recently have seen evidence that investors have lost some of their appetite for risk, and they appear to be turning toward the kinds of higher-quality, value-oriented stocks in which the fund primarily invests.

May 16, 2005

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International All Country World ex U.S. Index is a floated-adjusted market capitalization-weighted index that is designed to track the performance of both developed and emerging market countries, excluding the United States.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Opportunities Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.28	$ 14.11	$ 14.11	$ 8.95	$ 11.55
Ending value (after expenses)	$1,073.50	$1,068.70	$1,068.80	$1,074.40	$1,070.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.99	$ 13.71	$ 13.71	$ 8.70	$ 11.23
Ending value (after expenses)	$1,014.88	$1,011.16	$1,011.16	$1,016.17	$1,013.64

† *Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class B, 2.75% for Class C, 1.74% for Class R and 2.25% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

Common Stocks—96.0%	Shares	Value ($)
Australia—1.6%		
Amcor	23,392	119,078
National Australia Bank	8,488	193,748
		312,826
Belgium—1.0%		
Fortis	6,650	**184,448**
Brazil—1.1%		
Petroleo Brasileiro, ADR	2,600	109,018
Telecomunicacoes Brasileiras, ADR	3,824	107,225
		216,243
Canada—3.5%		
Canadian Imperial Bank of Commerce	800	47,502
Canadian Pacific Railway	2,420	84,486
Magna International, Cl. A	1,380	84,359
Quebecor World	8,520	188,484
Royal Bank of Canada	1	52
Sobeys	5,930	178,055
Torstar, Cl. B	3,910	79,200
		662,138
China—.8%		
China Telecom, Cl. H	167,000	56,857
Huadian Power International, Cl. H	306,400	94,901
		151,758
Denmark—.3%		
Danske Bank	1,850	**54,170**
Finland—1.5%		
M-real, Cl. B	19,100	103,452
Nokia	1,300	20,764
Nokia, ADR	4,359	69,657
UPM-Kymmene	4,548	90,894
		284,767
France—7.2%		
BNP Paribas	2,590	170,578
Carrefour	4,050	196,726
Credit Agricole	6,170	159,670

Common Stocks (continued)	Shares	Value ($)
France (continued)		
France Telecom	5,533	161,887
Sanofi-Aventis	2,040	180,552
Schneider Electric	1,330	95,709
Total	1,193	264,619
Valeo	3,640	158,896
		1,388,637
Germany−5.8%		
Allianz	800	95,727
Deutsche Bank	1,595	130,258
Deutsche Lufthansa	6,758	87,548
Deutsche Post	7,016	164,279
Deutsche Postbank	2,040	95,134
E.ON	1,614	135,868
Heidelberger Druckmaschinen	1,990 [a]	56,106
Infineon Technologies	9,610 [a]	80,120
KarstadtQuelle	10,592	102,184
Medion	1,860	28,342
Volkswagen	3,490	145,300
		1,120,866
Hong Kong−1.3%		
Bank of East Asia	38,342	112,664
China Mobile Hong Kong	34,500	120,448
Citic Pacific	6,100	18,422
		251,534
Hungary−.5%		
Matav	20,300	**89,263**
India−1.4%		
Hindalco Industries, GDR	2,600 [b]	70,834
Mahanagar Telephone Nigam, ADR	11,700	72,072
Reliance Industries, GDR	4,900 [b]	121,030
		263,936

Common Stocks (continued)	Shares	Value ($)
Indonesia−.5%		
PT Gudang Garam	64,400	**101,755**
Ireland−1.3%		
Bank of Ireland	16,970	**255,810**
Italy−3.5%		
Banche Popolari Unite Scrl	3,195	67,655
Benetton Group	8,640	79,519
ENI	7,605	190,903
Finmeccanica	123,817	114,968
UniCredito Italiano	39,990	224,269
		677,314
Japan−22.5%		
Aeon	9,100	141,450
Alps Electric	4,900	76,987
Canon	3,300	172,099
Credit Saison	3,500	119,818
Dentsu	34	86,953
Fuji Heavy Industries	25,400	116,588
Fuji Photo Film	3,700	122,568
Funai Electric	900	101,314
JS Group	4,300	77,364
KDDI	27	124,948
Kao	7,400	170,208
Kuraray	8,800	81,520
Lawson	1,900	73,783
Mabuchi Motor	2,200	132,227
Matsumotokiyoshi	2,400	67,877
Minebea	24,500	97,521
Mitsubishi Tokyo Financial Group	12	104,139
Murata Manufacturing	1,900	94,572
Nippon Express	44,000	213,779
Nippon Telegraph & Telephone	24	100,524

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
ORIX	800	109,084
Rinnai	4,900	125,515
Rohm	1,600	151,024
Sekisui House	10,000	105,849
77 Bank	19,000	129,099
Shin-Etsu Chemical	4,400	162,799
Skylark	7,300	121,365
Sohgo Security Services	3,799	54,992
Sumitomo Bakelite	18,000	112,360
Sumitomo Chemical	18,400	94,224
Sumitomo Mitsui Financial Group	32	206,892
TDK	800	56,043
Takeda Pharmaceutical	3,250	158,373
Takefuji	2,180	138,031
Toyoda Gosei	5,300	96,852
Toyota Motor	3,300	120,157
Yamaha Motor	5,600	98,380
		4,317,278
Malaysia–.5%		
Sime Darby	67,200	**104,465**
Mexico–1.8%		
Cemex, ADR	2,995	107,820
Coca-Cola Femsa, ADR	5,500	125,565
Telefonos de Mexico, ADR	3,560	120,684
		354,069
Netherlands–4.8%		
ABN AMRO Holding	4,939	120,821
Aegon	10,664	133,712
Heineken	5,397	171,411
Koninklijke Philips Electronics	5,990	149,338
Koninklijke Philips Electronics (New York Shares)	1,670	41,399
Royal Dutch Petroleum	2,400	139,905
Wolters Kluwer	9,131	162,459
		919,045

10

Common Stocks (continued)	Shares	Value ($)
New Zealand−.2%		
Carter Holt Harvey	27,250	**37,069**
Portugal−.5%		
Energias de Portugal	34,200	**92,452**
Singapore−1.6%		
DBS Group	18,750	163,942
United Overseas Bank	15,600	136,476
		300,418
South Africa−2.7%		
Anglo American	6,360	141,639
Nampak	40,400	102,921
Nedcor	9,079	112,042
Old Mutual	27,300	65,748
Sappi	8,800	87,351
		509,701
South Korea−3.3%		
Hyundai Motor, GDR	3,700 [b]	98,124
KT, ADR	5,600	113,064
Kookmin Bank, ADR	2,350	100,463
Korea Electric Power, ADR	7,860	116,328
SK Telecom, ADR	5,200	101,192
Samsung Electronics, GDR	470 [b]	105,985
		635,156
Spain−2.5%		
Banco Sabadell	4,240	105,881
Endesa	8,930	195,018
Repsol YPF	1,100	27,944
Repsol YPF, ADR	6,120	154,775
		483,618
Sweden−1.1%		
Electrolux, Cl. B	4,380	88,489
Svenska Cellulosa, Cl. B	3,320	115,519
		204,008
Switzerland−5.8%		
Ciba Specialty Chemicals	2,933	183,476

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Lonza	1,340	80,611
Nestle	810	212,538
Novartis	5,160	250,904
Swiss Reinsurance	2,900	192,140
UBS	2,370	189,870
		1,109,539
Taiwan—1.3%		
Compal Electronics, GDR	27,117 b	126,365
United Microelectronics, ADR	39,751 a	129,191
		255,556
United Kingdom—16.1%		
BAA	9,300	102,965
BAE Systems	23,045	112,449
BOC Group	5,254	97,294
BP	11,100	113,357
BT Group	51,969	198,449
Barclays	13,371	137,623
Boots Group	14,287	164,119
Bunzl	10,120	98,693
Centrica	25,910	109,837
Diageo	13,530	200,167
GKN	30,370	133,789
GlaxoSmithKline	12,400	311,901
HSBC Holdings	7,910	126,353
Lloyds TSB Group	7,985	68,527
Marks & Spencer Group	11,300	72,895
Rexam	8,400	73,804
Rio Tinto	5,061	152,527
Royal Bank of Scotland Group	6,556	197,668
Sainsbury (J)	19,125	103,190
Shell Transport & Trading	13,094	117,182
Unilever	21,590	205,355
Vodafone Group	72,812	189,922
		3,088,066
Total Common Stocks		
(cost $15,669,611)		**18,425,905**

Short-Term Investments—1.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.53%, 5/12/2005	151,000	150,891
2.56%, 5/26/2005	201,000	200,622
Total Short-Term Investments (cost $351,526)		**351,513**
Total Investments (cost $16,021,137)	**97.8%**	**18,777,418**
Cash and Receivables (Net)	**2.2%**	**422,142**
Net Assets	**100.0%**	**19,199,560**

ADR—American Depository Receipts

GDR—Global Depository Receipts

[a] Non-income producing.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $522,338 or 2.7% of net assets.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	14.3	Healthcare	3.9
Telecommunications	7.0	Utilities	3.9
Financial Services	6.8	Automobiles	3.7
Food & Household Products	6.7	Beverages & Tobacco	3.2
Chemicals	5.2	Other	37.9
Energy	5.2		**97.8**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	16,021,137	18,777,418
Cash		79,714
Cash denominated in foreign currencies	384,481	384,037
Receivable for investment securities sold		141,070
Dividends receivable		67,513
Receivable for shares of Beneficial Interest subscribed		14,295
Prepaid expenses		33,692
		19,497,739
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		20,287
Payable for investment securities purchased		199,591
Payable for shares of Beneficial Interest redeemed		26,589
Net unrealized depreciation on forward currency exchange contracts—Note 4		37
Accrued expenses		51,675
		298,179
Net Assets ($)		**19,199,560**
Composition of Net Assets ($):		
Paid-in capital		15,562,533
Accumulated investment (loss)—net		(10,574)
Accumulated net realized gain (loss) on investments		891,297
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,756,304
Net Assets ($)		**19,199,560**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	9,040,951	3,733,230	6,016,164	114,260	294,955
Shares Outstanding	627,001	269,392	434,388	7,813	20,395
Net Asset Value Per Share ($)	**14.42**	**13.86**	**13.85**	**14.62**	**14.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $21,141 foreign taxes withheld at source)	220,231
Interest	5,938
Total Income	**226,169**
Expenses:	
Management fee–Note 3(a)	95,139
Custodian fees	52,077
Shareholder servicing costs–Note 3(c)	42,141
Distribution fees–Note 3(b)	37,603
Registration fees	27,470
Prospectus and shareholders' reports	12,509
Auditing fees	12,478
Trustees' fees and expenses–Note 3(d)	1,635
Legal fees	529
Loan commitment fees–Note 2	86
Miscellaneous	5,322
Total Expenses	**286,989**
Less–reduction in management fee due to undertaking–Note 3(a)	(59,192)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(401)
Net Expenses	**227,396**
Investment Income–Net	**(1,227)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,128,313
Net realized gain (loss) on forward currency exchange contracts	(1,105)
Net Realized Gain (Loss)	**1,127,208**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	111,648
Net Realized and Unrealized Gain (Loss) on Investments	**1,238,856**
Net Increase in Net Assets Resulting from Operations	**1,237,629**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Operations ($):		
Investment income (loss)–net	(1,227)	15,721
Net realized gain (loss) on investments	1,127,208	1,426,606
Net unrealized appreciation (depreciation) on investments	111,648	987,696
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,237,629**	**2,430,023**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(46,738)	(50,384)
Class B shares	–	(11,801)
Class C shares	–	(22,186)
Class R shares	(245)	(324)
Class T shares	(1,137)	(1,435)
Net realized gain on investments:		
Class A shares	(202,341)	–
Class B shares	(94,024)	–
Class C shares	(153,796)	–
Class R shares	(724)	–
Class T shares	(5,046)	–
Total Dividends	**(504,051)**	**(86,130)**

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,323,739	3,979,138
Class B shares	673,792	1,245,498
Class C shares	1,150,147	2,478,238
Class R shares	86,058	34,000
Class T shares	134,138	91,819
Dividends reinvested:		
Class A shares	168,645	35,183
Class B shares	65,813	8,466
Class C shares	55,899	9,166
Class R shares	969	324
Class T shares	6,183	1,435
Cost of shares redeemed:		
Class A shares	(1,572,796)	(1,989,102)
Class B shares	(646,790)	(784,763)
Class C shares	(1,412,927)	(744,443)
Class R shares	−	(507,407)
Class T shares	(21,127)	(65,993)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,011,743**	**3,791,559**
Total Increase (Decrease) in Net Assets	**1,745,321**	**6,135,452**
Net Assets ($):		
Beginning of Period	17,454,239	11,318,787
End of Period	**19,199,560**	**17,454,239**
Undistributed investment income (loss)−net	(10,574)	38,773

	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	157,970	306,480
Shares issued for dividends reinvested	11,695	2,886
Shares redeemed	(105,841)	(152,015)
Net Increase (Decrease) in Shares Outstanding	**63,824**	**157,351**
Class B[a]		
Shares sold	47,382	101,089
Shares issued for dividends reinvested	4,735	718
Shares redeemed	(45,376)	(62,173)
Net Increase (Decrease) in Shares Outstanding	**6,741**	**39,634**
Class C		
Shares sold	80,889	199,933
Shares issued for dividends reinvested	4,024	779
Shares redeemed	(99,045)	(58,978)
Net Increase (Decrease) in Shares Outstanding	**(14,132)**	**141,734**
Class R		
Shares sold	5,706	2,574
Shares issued for dividends reinvested	66	26
Shares redeemed	–	(41,706)
Net Increase (Decrease) in Shares Outstanding	**5,772**	**(39,106)**
Class T		
Shares sold	9,048	7,115
Shares issued for dividends reinvested	426	117
Shares redeemed	(1,439)	(5,009)
Net Increase (Decrease) in Shares Outstanding	**8,035**	**2,223**

[a] *During the period ended April 30, 2005, 10,902 Class B shares representing $152,528 were automatically converted to 10,489 Class A shares and during the period ended October 31, 2004, 7,082 Class B shares representing $90,552 were automatically converted to 6,826 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2005	Year Ended October 31,				
Class A Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.85	11.70	9.47	10.35	12.96	13.98
Investment Operations:						
Investment income—net[a]	.03	.07	.09	.06	.04	.03
Net realized and unrealized gain (loss) on investments	.98	2.20	2.27	(.94)	(1.63)	(.10)
Total from Investment Operations	1.01	2.27	2.36	(.88)	(1.59)	(.07)
Distributions:						
Dividends from investment income—net	(.08)	(.12)	(.13)	–	–	(.04)
Dividends from net realized gain on investments	(.36)	–	–	–	(1.02)	(.91)
Total Distributions	(.44)	(.12)	(.13)	–	(1.02)	(.95)
Net asset value, end of period	14.42	13.85	11.70	9.47	10.35	12.96
Total Return (%)[b]	7.35[c]	19.41	25.23	(8.50)	(13.57)	(.69)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.30[c]	2.93	3.61	3.47	3.69	3.16
Ratio of net expenses to average net assets	.99[c]	2.00	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.20[c]	.53	.92	.52	.35	.24
Portfolio Turnover Rate	23.91[c]	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	9,041	7,799	4,747	3,882	3,724	4,121

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2005 (Unaudited)	2004	2003	2002	2001	2000
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	13.30	11.26	9.17	10.11	12.78	13.86
Investment Operations:						
Investment income (loss)−net [a]	(.03)	(.03)	.00[b]	(.03)	(.05)	(.07)
Net realized and unrealized gain (loss) on investments	.95	2.12	2.18	(.91)	(1.60)	(.10)
Total from Investment Operations	.92	2.09	2.18	(.94)	(1.65)	(.17)
Distributions:						
Dividends from investment income−net	–	(.05)	(.09)	–	–	–
Dividends from net realized gain on investments	(.36)	–	–	–	(1.02)	(.91)
Total Distributions	(.36)	(.05)	(.09)	–	(1.02)	(.91)
Net asset value, end of period	13.86	13.30	11.26	9.17	10.11	12.78
Total Return (%) [c]	6.87[d]	18.60	23.99	(9.30)	(14.28)	(1.42)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.67[d]	3.68	4.37	4.24	4.47	3.89
Ratio of net expenses to average net assets	1.36[d]	2.75	2.75	2.75	2.75	2.75
Ratio of net investment income (loss) to average net assets	(.19)[d]	(.26)	.01	(.34)	(.45)	(.52)
Portfolio Turnover Rate	23.91[d]	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	3,733	3,494	2,512	1,624	809	799

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.29	11.26	9.19	10.12	12.79	13.87
Investment Operations:						
Investment (loss)−net [a]	(.03)	(.03)	(.00)[b]	(.04)	(.05)	(.06)
Net realized and unrealized gain (loss) on investments	.95	2.12	2.17	(.89)	(1.60)	(.11)
Total from Investment Operations	.92	2.09	2.17	(.93)	(1.65)	(.17)
Distributions:						
Dividends from investment income−net	–	(.06)	(.10)	–	–	–
Dividends from net realized gain on investments	(.36)	–	–	–	(1.02)	(.91)
Total Distributions	(.36)	(.06)	(.10)	–	(1.02)	(.91)
Net asset value, end of period	13.85	13.29	11.26	9.19	10.12	12.79
Total Return (%)[c]	6.88[d]	18.67	23.92	(9.19)	(14.27)	(1.42)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.67[d]	3.69	4.37	4.29	4.43	3.92
Ratio of net expenses to average net assets	1.36[d]	2.75	2.75	2.75	2.75	2.75
Ratio of net investment (loss) to average net assets	(.20)[d]	(.25)	(.04)	(.43)	(.44)	(.47)
Portfolio Turnover Rate	23.91[d]	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	6,016	5,961	3,455	1,549	556	677

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2005 (Unaudited)	Year Ended October 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.05	11.80	9.55	10.41	13.00	14.01
Investment Operations:						
Investment income (loss)−net [a]	.10	(.01)	.09	.08	.07	.07
Net realized and unrealized gain (loss) on investments	.95	2.42	2.32	(.94)	(1.64)	(.10)
Total from Investment Operations	1.05	2.41	2.41	(.86)	(1.57)	(.03)
Distributions:						
Dividends from investment income−net	(.12)	(.16)	(.16)	−	−	(.07)
Dividends from net realized gain on investments	(.36)	−	−	−	(1.02)	(.91)
Total Distributions	(.48)	(.16)	(.16)	−	(1.02)	(.98)
Net asset value, end of period	14.62	14.05	11.80	9.55	10.41	13.00
Total Return (%)	7.44[b]	20.62	25.72	(8.26)	(13.36)	(.39)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.20[b]	2.61	3.37	3.21	3.43	2.91
Ratio of net expenses to average net assets	.86[b]	1.75	1.75	1.75	1.75	1.75
Ratio of net investment income (loss) to average net assets	.67[b]	(.12)	.94	.73	.55	.48
Portfolio Turnover Rate	23.91[b]	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	114	29	485	442	881	1,147

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2005 (Unaudited)	2004	2003	2002	2001	2000[a]
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	13.92	11.77	9.39	10.29	12.91	13.06
Investment Operations:						
Investment income (loss)–net[b]	.02	.03	.07	(.04)	.00[c]	.05
Net realized and unrealized gain (loss) on investments	.96	2.24	2.45	(.86)	(1.60)	(.20)
Total from Investment Operations	.98	2.27	2.52	(.90)	(1.60)	(.15)
Distributions:						
Dividends from investment income–net	(.08)	(.12)	(.14)	–	–	–
Dividends from net realized gain on investments	(.36)	–	–	–	(1.02)	–
Total Distributions	(.44)	(.12)	(.14)	–	(1.02)	–
Net asset value, end of period	14.46	13.92	11.77	9.39	10.29	12.91
Total Return (%)[d]	7.00[e]	19.41	27.18	(8.75)	(13.70)	(1.15)[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.51[e]	3.80	4.44	5.21	3.95	2.36[e]
Ratio of net expenses to average net assets	1.11[e]	2.25	2.25	2.25	2.25	1.51[e]
Ratio of net investment income (loss) to average net assets	.13[e]	.24	.61	(.41)	.04	.35[e]
Portfolio Turnover Rate	23.91[e]	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	295	172	119	21	1	1

[a] From March 1, 2000 (commencement of initial offering) to October 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Opportunities Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2004 was as follows: ordinary income $86,130. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from November 1, 2004 through October 31, 2005, that, if the aggregate expenses of the fund exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.75% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $59,192 during the period ended April 30, 2005.

During the period ended April 30, 2005, the Distributor retained $737 and $72 from commissions earned on sales the fund's Class A and Class T shares and $2,686 and $382 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2005, Class B, Class C and Class T shares were charged $14,216, $23,064 and $323, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B, Class C and Class T shares were charged $10,951, $4,739, $7,688 and $323, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $7,993 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $15,943, Rule 12b-1 distribution plan fees $6,125, shareholder services plan fees $3,962, transfer agency per account fees $5,012, which are offset against an expense reimbursement currently in effect in the amount of $10,755.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended April 30, 2005, amounted to $4,975,268 and $4,378,662, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gains on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Swiss Franc, expiring 5/3/2005	5,686	4,790	4,753	**(37)**

At April 30, 2005, accumulated net unrealized appreciation on investments was $2,756,281, consisting of $3,101,510 gross unrealized appreciation and $345,229 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
International
Opportunities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0173SA0405